Exhibit 99.15

CONSENT OF EXPERT

I, Matthew Yovich, am one of the authors of the technical report entitled “NI 43-101 Technical Report Preliminary Economic Assessment Dewey-Burdock Uranium ISR Project South Dakota, USA” dated December 23, 2020 and effective as of December 3, 2019 (the “Technical Report”). At the time of preparing the Technical Report, I was a P.E. with Woodard & Curran and a “qualified person” within the meaning of National Instrument 43-101 Standards of Disclosure for Mineral Projects. I have since retired.

I hereby consent to being named in the Annual Report of enCore Energy Corp. on Form 40-F (the “40-F”) for the fiscal year ended December 31, 2022, to be filed with the U.S. Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended, as having prepared the Technical Reports and to the use of the Technical Reports, or any portion thereof, and to the inclusion or incorporation by reference of information derived from the Technical Reports in the 40-F and the Registration Statement (No. 333-269428) on Form F-10 of enCore Energy Corp (the “F-10”). This consent extends to any amendments to the 40-F or to the F-10.

Dated April 28, 2023

By:	/s/ Matthew Yovich
Name:	Matthew Yovich